Exhibit 99.2

FORM 51-102F3

Material Change Report

Item 1.	Name and Address of Issuer

Ero Copper Corp. (“Ero” or the “Company”)

1050 – 625 Howe Street

Vancouver, BC V6C 2T6

Item 2.	Date of Material Change

August 1, 2022.

Item 3.	News Release

A news release dated August 1, 2022, announcing the material change referred to in this report, was disseminated through GlobeNewswire and filed on SEDAR (www.sedar.com) and EDGAR (www.sec.gov) on August 1, 2022.

Item 4.	Summary of Material Change

Ero announces the appointment of Ms. Jill Angevine to the board of directors (the "Board") effective August 1, 2022. Ms. Angevine's appointment increases the size of the Company's Board to ten directors, eight of whom are independent.

Item 5.	Full Description of Material Change

5.1	Full Description of Material Change

The Company is pleased to announce the appointment of Ms. Jill Angevine to the board of directors (the "Board") effective August 1, 2022. Ms. Angevine's appointment increases the size of the Company's Board to ten directors, eight of whom are independent.

Ms. Angevine is a finance professional with more than 25 years of experience in the investment management industry including portfolio management, capital markets and equity research. She currently serves as President and Chief Executive Officer of Brownstone Asset Management, a private investment management firm, and holds non-executive directorships at Tourmaline Oil Corp. and Advantage Energy Ltd.

Ms. Angevine holds a Bachelor of Commerce degree from the University of Calgary and has earned the Chartered Professional Accountant (CPA, CA), the Chartered Financial Analyst (CFA), and the Institute of Corporate Directors (ICD.D) designations.

Commenting on the appointment, Noel Dunn, Executive Chairman stated, "I am very pleased to welcome Ms. Angevine to Ero's Board. Her wealth of financial and capital markets experience makes her a valuable addition to our team and further broadens the range of skills and backgrounds represented on our Board."

5.2	Disclosure for Restructuring Transactions

Not applicable.

Item 6.	Reliance On subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7.	Omitted Information

Not applicable.

Item 8.	Executive Officer

Courtney Lynn, Vice President, Corporate Development and Investor Relations

Tel: (604) 335 - 7504          Email: info@erocopper.com

Item 9.	Date of Report

August 1, 2022.

CAUTION REGARDING FORWARD LOOKING INFORMATION AND STATEMENTS

This report contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation (collectively, “forward-looking statements”). Forward-looking statements include statements that use forward-looking terminology such as “may”, “could”, “would”, “will”, “should”, “intend”, “target”, “plan”, “expect”, “budget”, “estimate”, “forecast”, “schedule”, “anticipate”, “believe”, “continue”, “potential”, “view” or the negative or grammatical variation thereof or other variations thereof or comparable terminology. Such forward-looking statements include, without limitation, statements with respect to the Company’s expectations, strategies and plans for the MCSA Mining Complex, the NX Gold Property and the Boa Esperança Project, including, but not limited to, the Company’s planned exploration, development and production activities; the timing and amount of company-wide copper production levels;; estimated timing for commencement of, and expectations around the successful execution of, construction at the Boa Esperança Project; the expected cost and ability to fund construction of the Boa Esperança Project as well as other growth initiatives; the Company's future production outlook, cash costs, capital resources, and expenditures..

Forward-looking statements are not a guarantee of future performance and are based upon a number of estimates and assumptions of management in light of management’s experience and perception of trends, current conditions and expected developments, as well as other factors that management believes to be relevant and reasonable in the circumstances, as of the date of this report including, without limitation, assumptions about: continued effectiveness of the measures taken by the Company to mitigate the possible impact of COVID-19 on its workforce and operations; favourable equity and debt capital markets; the ability to raise any necessary additional capital on reasonable terms to advance the production, development and exploration of the Company’s properties and assets; future prices of copper and other metal prices; the timing and results of exploration and drilling programs; the accuracy of any mineral reserve and mineral resource estimates; the geology of the MCSA Mining Complex, NX Gold Property and the Boa Esperança Property being as described in the technical reports for these properties; production costs; the accuracy of budgeted exploration and development costs and expenditures; the price of other commodities such as fuel; future currency exchange rates and interest rates; operating conditions being favourable such that the Company is able to operate in a safe, efficient and effective manner; work force conditions to remain healthy in the face of prevailing epidemics, pandemics or other health risks (including COVID-19), political and regulatory stability; the receipt of governmental, regulatory and third party approvals, licenses and permits on favourable terms; obtaining required renewals for existing approvals, licenses and permits on favourable terms; requirements under applicable laws; sustained labour stability; stability in financial and capital goods markets; availability of equipment and critical supplies, spare parts and consumables; positive relations with local groups and the Company’s ability to meet its obligations under its agreements with such groups; and satisfying the terms and conditions of the Company’s current loan arrangements. While the Company considers these assumptions to be reasonable, the assumptions are inherently subject to significant business, social, economic, political, regulatory, competitive, global health, and other risks and uncertainties, contingencies and other factors that could cause actual actions, events, conditions, results, performance or achievements to be materially different from those projected in the forward-looking statements. Many assumptions are based on factors and events that are not within the control of the Company and there is no assurance they will prove to be correct.

Furthermore, such forward-looking statements involve a variety of known and unknown risks, uncertainties and other factors which may cause the actual plans, intentions, activities, results, performance or achievements of the Company to be materially different from any future plans, intentions, activities, results, performance or achievements expressed or implied by such forward-looking statements. Such risks include, without limitation the risk factors listed under the heading “Risk Factors” in the Company’s Annual Information Form for the year ended December 31, 2020 and dated March 16, 2021.

Although the Company has attempted to identify important factors that could cause actual actions, events, conditions, results, performance or achievements to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events, conditions, results, performance or achievements to differ from those anticipated, estimated or intended.

The Company cautions that the foregoing lists of important assumptions and factors are not exhaustive. Other events or circumstances could cause actual results to differ materially from those estimated or projected and expressed in, or implied by, the forward-looking statements contained herein. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Forward-looking statements contained herein are made as of the date of this report and the Company disclaims any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or results or otherwise, except as and to the extent required by applicable securities laws.